Exhibit 99.3

RedCloud Reports Financial Results for the Six Months Ended June 30, 2026 and Provides Operational Update

- Revenue increased 34% to $24.0 million -

- Operating loss decreased 15% to ($17.1) million -

- Net loss decreased 30% to ($18.5) million -

- Total trading volume increased 30% to $1.56 billion -

LONDON, September 30, 2026 (GLOBE NEWSWIRE) — RedCloud Holdings plc (Nasdaq: RCT) (“RedCloud” or the “Company”), the company building intelligent infrastructure for global trade, today reported results for the six months ended June 30, 2026 and provided an update on its operations.

Business Developments

●	RedCloud’s wholly-owned subsidiary, RedCloud Technologies Limited (“RedCloud UK”), together with the Company in its capacity as parent guarantor, entered into a shareholders’ agreement and a twenty-year platform license and infrastructure usage agreement for the purpose of establishing a joint venture that will deploy and operate the RedAI trade infrastructure in Saudi Arabia and Bahrain. RedCloud UK will retain a 51% interest in the joint venture and charge it up to 10% of collected net revenue.
●	In India, RedCloud signed a joint venture agreement and twenty-year licensing agreement for up to $120 million with Dheer and Klakshya and signed two Memoranda of Understanding to deploy RAID (Real-time AI for Distribution) and CORE across 11 apparel brands, more than 25,000 SKUs and more than 1,250 buyer points.
●	RedCloud signed a three-year agreement in Argentina, forecasting $20 million of revenue over the period and $1.2 billion of FMCG trade through RedAI.
●	RedAI CORE (Compounding Operating and Runtime Engine), RedCloud’s trade execution engine, made its commercial debut, launched alongside the RedAI Sales application with 30 selected distributor customers.

Financial Results for the Six Months Ended June 30, 2026

●	Revenue increased 34% in the first half of 2026, primarily reflecting an increase of 30% in total trading volume conducted through the Company’s infrastructure.
●	Operating loss decreased, reflecting higher revenue, which more than offset an increase of 8% in operating expenses driven primarily by higher spending on promotional and commission-based expenditure associated with transaction activity and data acquisition.
●	Net loss decreased 30%, primarily reflecting the improvement in operating loss as well as lower stock-based compensation expense.

Financing Updates

●	Net cash provided by financing activities was $9.8 million during the first half of 2026.
●	Subsequent to June 30, 2026, the Company has raised approximately $2.1 million from private placements with existing shareholders as well as at-the-market sales of shares.
●	The principal amount outstanding under certain senior convertible notes issued in February 2026 is currently $1.8 million following contractual repayments and certain conversions at the election of the holders.

Justin Floyd, Founder and Chief Executive Officer of RedCloud, said: “The global FMCG trade pays $2 trillion a year for bad prediction. AI models are trained on public data from the internet. The data that predicts trade has never been on it. More than $8.4 billion of FMCG transactions have passed through RedCloud’s infrastructure since 2023: data that cannot be scraped, synthesized or recreated. This is the foundation of RAID, our prediction model. Our expected joint ventures are RedCloud’s first trade infrastructure deployment with local data and infrastructure controls. We plan to improve our capital structure and sources of liquidity to grow our business and add scale across more countries. Trade has never had a shared intelligence. RedCloud is building it.”

About RedCloud

RedCloud Holdings plc (Nasdaq: RCT) builds AI infrastructure for the prediction of FMCG trade. More than $8.4 billion of FMCG transactions have passed through its infrastructure between early 2023 and June 2026, across more than 100,000 customers and 6,700 brands. RedCloud uses this proprietary transaction data to develop RAID (Real-time AI for Distribution), its prediction model for distribution, and deploys its infrastructure and associated products (“RedAI”) either directly or through joint ventures with partners who fund and operate local markets.

RedCloud is a British company registered in London. Justin Floyd is its Founder and Chief Executive Officer. For more information, please visit www.redcloudtechnology.com and connect on LinkedIn.

Forward-Looking Statements

The information in this press release may include forward-looking statements within the meaning of the federal securities laws. These statements include, without limitation, statements regarding the expected incorporation of joint ventures, improvements to the Company’s capital structure and sources of liquidity, the anticipated rollout of RedAI and related products in the markets in which it operates, the training of prediction models from local trading data, and execution of recommendations. Words such as “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “seek,” “forecast,” “target,” “predict,” “may,” “should,” “would,” “could,” and “will,” the negative of these terms and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including, but not limited to, all supply chains running on predictive AI, the Company’s ability to build a transformational infrastructure for global trade and whether such infrastructure will successfully provide value to all supply chains, the ability to successfully implement RedAI into existing enterprise systems, the ability to provide predictive intelligence to successfully anticipate trends in the markets in which it operates and the ability to scale the framework and generate revenues. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in RedCloud’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as well as the Company’s periodic reports and other filings with the Securities and Exchange Commission. RedCloud undertakes no obligation to update or revise these forward-looking statements except as required by law.

Contacts

Investor Relations

investor.relations@redcloudtechnology.com

Media Relations

media@redcloudtechnology.com

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
(USD, except share data)	2026	2025
Revenue	$24,015,365	$17,973,748
Operating expenses:
General and administrative	1,516,967	1,350,742
Salaries, benefits and contractor costs	10,444,538	12,820,835
Marketing and commissions	23,653,247	18,471,073
Other operating expenses	5,465,484	5,328,164
Total operating expenses	41,080,236	37,970,814
Operating loss	(17,064,871)	(19,997,066)
Interest expense	810,987	1,176,502
Other non-operating expenses	626,803	5,371,390
Net loss before income taxes	(18,502,661)	(26,544,958)
Income tax benefit	-	-
Net loss	$(18,502,661)	$(26,544,958)
Loss per Share, basic and diluted	$(0.33)	$(0.74)

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(USD)	June 30, 2026	December 31, 2025
ASSETS
Cash and cash equivalents	$766,859	$478,983
Other current assets	3,398,043	4,865,453
Total current assets	4,164,902	5,344,436
Intangible assets, net	6,927,948	6,730,155
Other non-current assets	565,726	579,442
Total Assets	$11,658,576	$12,654,033
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable and accrued expenses	$12,697,073	$4,596,961
Shareholder loans payable	12,355,559	8,123,835
Short-term borrowings	3,769,754	3,765,234
Convertible notes, net of discount	2,243,863	-
Other current liabilities	1,210,849	3,130,616
Total current Liabilities	32,277,098	19,616,646
Total non-current liabilities	-	-
Total Liabilities	32,277,098	19,616,646
Total stockholders’ deficit	(20,618,522)	(6,962,613)
Total liabilities and stockholders’ deficit	$11,658,576	$12,654,033

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
(USD)	2026	2025
Net cash used in operating activities	$(8,207,239)	$(15,916,911)
Net cash used in investing activities	(1,294,666)	(2,232,765)
Net cash provided by financing activities	9,812,947	20,734,434
Effect of exchange rate changes on cash and cash equivalents	(23,166)	(2,516,041)
Change in cash, cash equivalents and restricted cash during the period	$287,876	$68,717

Please refer to our Form 6-K with financial results for the six months ended June 30, 2026 for financial statements and related notes and disclosures.